GOLDEN HEALTH HOLDINGS, INC.

April 24, 2006

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Golden Health Holdings, Inc. (the “Company”) Quarterly Report on Form 10-QSB for the Quarter Ended December 31, 2005, Filed March 1, 2006 (the “Quarterly Report”) File No. 0-25845

Dear Mr. Rosenberg:

We are in receipt of your letter dated March 17, 2006 (the “Comment Letter”) regarding the Company’s Quarterly Report. Thank you for your efforts in assisting us with our compliance and the overall enhancement of our disclosure. Following please find the Company’s responses to the comment in the Comment Letter applicable to our Quarterly Report. These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Form 10-QSB for the Quarter ended December 31, 2005

Note 3 - Recapitalization, page 5

12. Please be advised that the cost of service of $62,200 has been recorded in the revised financial statements and the accompanying notes as incorporated in the attached Form-10QSB/A. Management has determined that $0.001 per share is the fair value of such consultancy shares based on:

A.	The Company’s former principal, Mr. Brice Scheschuk, paid $50,000 to the bankruptcy court in exchange for the issuance of 7.5 million shares of the Company ($0.006 per share).
B.
Before the acquisition of Joy Power, the Company had no assets but a convertible notes payable with three investors totaling $200,000. If management assumes that the three investors will not convert their shares using the 27 million pledged shares from the principals of Guangzhou Genghai Technology Development Co., Ltd. (“Genghai”), the Company has net liabilities of $150,000, even assuming that the Company is worth $50,000. Thus the 62.2 million consultancy shares had zero fair value.

C.
Practically, management has assumed that the three investors will convert their shares using approx. 10 million shares from the pledged shares. Otherwise, current management would not have injected Joy Power into the Company. Thus the Company will be able to cancel approximately 20 million shares in the names of the Genghai principals as they failed to inject Genghai into the Company. This will result in the Company having approximately 140 million shares outstanding.

D.
At the time of the acquisition of Joy Power, Joy Power had a net asset of approximately $70,000. Adding that with the value of $50,000 of the Company, the fair value of the Company at the time of closing of the Joy Power acquisition was approximately $120,000.

E.	Thus, the fair value per share of the Company’s common stock at the time of closing would be approximately $0.001.

Marked copies of the Quarterly Report are enclosed to expedite your review. Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Golden Health Holdings, Inc.

/s/ Hoi-ho Kiu
By: Hoi-ho Kiu
Its: Chief Executive Officer